CITADEL | Securities

Citadel Securities Swap Dealer LLC

2023 Financial Statement

Citadel Securities Swap Dealer LLC

(A Delaware Limited Liability Company)

———

Statement of Financial Condition as of December 31, 2023, and Report of Independent Auditors

Published pursuant to rule 17 CFR 23.105(i) under the Commodity Exchange Act ("CEA").

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-70990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citadel Securities Swap Dealer LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☒ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Biscayne Boulevard, Suite 3300
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Henry	(212)-651-7726	Michael.Henry@citadel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Swap Dealer LLC (the "Company") _____, as of December 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any significant interest in any account classified solely as that of a counterparty.

Signature: _____

Title:
Chief Accounting Officer _____

_____ 2/28/2024

Notary Public

BRIDGET HENNESSEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6378230
Qualified in Queens County
Commission Expires 12/21/2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

CITADEL SECURITIES SWAP DEALER LLC

Table of Contents



Report of Independent Auditors

To Management of Citadel Securities Swap Dealer LLC

Opinion

We have audited the accompanying statement of financial condition of Citadel Securities Swap Dealer LLC (the "Company") as of December 31, 2023, including the related notes (referred to as the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statement is available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.



In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PricewaterhouseCoopers LLP

February 28, 2024

CITADEL SECURITIES SWAP DEALER LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

Assets:		As of December 31, 2023
Cash and cash equivalents	$	302
Restricted cash		1
Receivable from brokers, dealers, clearing organizations, and custodians		757
Securities purchased under agreements to resell, at fair value		121
Securities owned, at fair value		79
Other assets		5
Total assets	$	1,265

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to brokers and dealers	$	500
Securities sold, not yet purchased, at fair value		305
Payable to affiliates		17
Interest payable		13
Other liabilities		6
Total liabilities		841
Member's capital		424
Total liabilities and member's capital	$	1,265

See notes to statement of financial condition.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Organization

Citadel Securities Swap Dealer LLC (the "Company"), a Delaware limited liability company, is a swap dealer and over-the-counter ("OTC") derivatives dealer ("OTCDD"), primarily engaged in market making in centrally cleared fixed income related derivatives executed on swap execution facilities. The Company is registered as a swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC") and an OTCDD with the U.S. Securities and Exchange Commission ("SEC") though it did not engage in OTCDD activities during the year ended December 31, 2023. The Company is subject to regulatory capital requirements of both the CFTC and SEC rules. The Company is also a member of the National Futures Association ("NFA") and a clearing member of LCH SwapClear Global ("LCH").

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC, and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing administrative services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2025.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Restricted Cash
Restricted cash represents cash that is segregated at The Bank of New York Mellon to facilitate the transfer of funds with LCH on its direct debit system.

Securities Owned and Securities Sold, Not Yet Purchased
The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at various global financial institutions where contract terms permit the applicable counterparty to sell or repledge these securities to others.

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians
The receivable from and payable to brokers, dealers, clearing organizations, and custodians may include cash balances and open trade equity related to derivative financial instruments, amounts receivable or payable for securities failed to deliver/receive and purchases and sales of securities which have not yet settled.

Derivative Contracts
The fair value of a derivative financial instrument is recorded as a derivative asset or derivative liability. Derivative assets and derivative liabilities also include receivables/payables for unsettled transactions, and cash collateral transferred to or from counterparties that are determined to be subject to legally enforceable credit support agreements. Derivative assets and derivative liabilities are included in receivable from brokers, dealers, clearing organizations, and custodians and payable to brokers and dealers, respectively, on the statement of financial condition.

Offsetting Financial Instruments
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report reverse repurchase agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports securities owned; securities sold, not yet purchased; derivative financial instruments; money market funds; reverse repurchase agreements, and repurchase agreements ("Financial Instruments") at fair value.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs (e.g., models for certain derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

CSG manages portfolios which may have positions in Financial Instruments that trade in different markets with different closing times. Any discrepancy in value resulting from asynchronous closing times may result in the recognition of a gain or loss in one period which may be offset by a corresponding loss or gain, in whole or in part, in the subsequent period.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

U.S. Government Securities
U.S. government securities are valued using quoted market prices and are categorized within Level 1 of the fair value hierarchy.

Derivative Assets and Derivative Liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments represent futures contracts. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are classified within Level 1 of the fair value hierarchy.

OTC derivative financial instruments
OTC derivative financial instruments represent swap contracts related to interest rates. OTC derivative financial instruments are valued using prices or inputs disseminated by third parties or market participants (e.g., mean of the bid and offer from a broker), or derived from such prices or inputs (e.g., inputs to valuation models). Depending on the terms of the OTC derivative financial instrument, the fair value can be either observed directly or modeled.

For OTC derivative financial instruments that trade in liquid markets, such as generic swaps, model inputs can generally be verified and model selection does not involve significant judgment. Similar models are generally used to value similar instruments and require a variety of inputs.

OTC derivative financial instruments are classified within Level 2 of the fair value hierarchy as all of the significant observable inputs can generally be corroborated to market evidence.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Reverse Repurchase Agreements and Repurchase Agreements
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase agreements and repurchase agreements in earnings on a timely basis. CSG has elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents; restricted cash; receivable from brokers, dealers, clearing organizations, and custodians; other assets; payable to brokers and dealers; payable to affiliates; interest payable; and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents, and restricted cash, which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions,

Notes to Statement of Financial Condition

collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2023, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

New Accounting Pronouncement
In March 2020, the Financial Accounting Standards Board issued updated accounting guidance which provides optional, temporary relief with respect to the financial reporting of contracts subject to certain types of modifications due to the planned discontinuation of the London Interbank Offered Rate ("LIBOR") and other interbank-offered based reference rates. This guidance is effective for certain reference rate-related contract modifications that occur during the period March 12, 2020, through December 31, 2024. The Company adopted the accounting update in 2020, 2021, and 2022 and the adoption did not affect the Company's financial condition. For the year ended December 31, 2023, the Company applied the practical expedients, where appropriate, as relevant contract modifications were made and expects to do so during the reference rate reform transition period through December 31, 2024.

NOTE 3

Collateralized Transactions

The Company attempts to manage credit exposure arising from reverse repurchase agreements and repurchase agreements by entering into master netting agreements and credit support agreements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2023, the Company had reverse repurchase and repurchase agreements with Citadel Securities LLC ("CSEC"), an affiliated broker and dealer, and non-affiliates.

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. The Company enters into reverse repurchase agreements in order to, among other things, acquire securities to cover short positions and/or finance certain of the Company's activities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2023, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about reverse repurchase agreements and repurchase agreements.

AS OF DECEMBER 31, 2023

($ in millions)		
Fair value of securities collateral received for reverse repurchase agreements	$	2,602
Fair value of securities collateral pledged for repurchase agreements		2,481

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest. As of December 31, 2023, all of the Company's reverse repurchase and repurchase agreements were with CSEC.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments. Refer to Note 9 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2023

($ in millions)		Reverse Repurchase Agreements
Included in the statement of financial condition		
Gross amounts	$	2,601
Amounts offset		(2,480)
Net amounts		121
Amounts not offset		
Counterparty netting		(121)
Financial instruments, at fair value		—
Total	$	—

LIABILITIES AS OF DECEMBER 31, 2023

($ in millions)		Repurchase Agreements
Included in the statement of financial condition		
Gross amounts	$	2,480
Amounts offset		(2,480)
Net amounts		—
Amounts not offset		
Counterparty netting		(121)
Financial instruments, at fair value		121
Total	$	—

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

- Amounts offset, counterparty netting and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis, as applicable, in the statement of financial condition when when the Company has determined that there exists a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable. These amounts may include any over-collateralization of such transactions.
- Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned recorded on the statement of financial condition.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2023.

($ in millions)	Repurchase Agreements
Overnight	
U.S. government securities	$ 2,479
Total	2,479
Financing interest payable	1
Gross amounts	$ 2,480

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's Financial Instruments measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)	Level 1	Level 2	Total
Securities owned			
U.S. government securities	$ 79	$ —	$ 79
Other assets at fair value			
Money market funds	289	—	289
Securities purchased under agreements to resell	—	121	121
Total other assets at fair value	289	121	410
Derivative assets			
Interest rate contracts	12	6,725	6,737
Gross derivative assets	12	6,725	6,737
Counterparty netting in levels	(12)	(5,316)	(5,328)
Subtotal	—	1,409	1,409
Cross-level counterparty netting			(9)
Cash collateral and receivables/payables for unsettled transactions			(1,356)
Total derivative assets			44
Total			$ 533

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)	Level 1	Level 2	Total
Securities sold, not yet purchased			
U.S. government securities	$ 305	$ —	$ 305
Derivative liabilities			
Interest rate contracts	21	5,316	5,337
Gross derivative liabilities	21	5,316	5,337
Counterparty netting in levels	(12)	(5,316)	(5,328)
Subtotal	9	—	9
Cross-level counterparty netting			(9)
Cash collateral and receivables/payables for unsettled transactions			—
Total derivative liabilities			—
Total		$	305

In the tables above:

- Derivative assets, derivative liabilities, and related collateral are included in receivable from brokers and dealers on the statement of financial condition, as discussed in Note 2.
- Cross-level counterparty netting includes counterparty netting for positions with the same counterparty that cross over the levels of the fair value hierarchy. Counterparty netting in levels includes counterparty netting among derivative financial instruments classified within the same level.
- Cash collateral and receivables/payables for unsettled transactions includes initial margin.
- For further information on derivative financial instruments and hedging activities, see Note 9.
- Securities purchased under agreements to resell and securities sold under agreements to repurchase, which include financing interest receivables and payables, include the effect of netting and agree to the statement of financial condition.

There were no Level 3 assets or liabilities measured at fair value on a recurring basis as of December 31, 2023.

NOTE 5

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company pays the Citadel Parties on a cost and/or cost-plus basis, as applicable for direct and reimbursable administrative, general and operating expenses paid by the Citadel Parties, on behalf of the Company. As of December 31, 2023, the Company had a combined payable to the Citadel Parties of $12 million, which is included in payables to affiliates on the statement of financial condition.

As of December 31, 2023, the Company has paid compensation to the Citadel Parties of $2 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Executing Activities
Pursuant to a trading agency services agreement and a trading support services agreement with Citadel Securities (Europe) Limited ("CS-UK"), an affiliated broker and dealer, CS-UK and the Company provide execution and trade oversight services to each other in exchange for a service fee. The Company has an introducing broker agreement with Citadel Securities (Hong Kong) Limited ("CS-HK"), an affiliate, for CS-HK to introduce clients to the Company (including providing marketing, administrative, and technical support services to the Company). The Company has a trading agency services agreement with Citadel Securities (Japan) Limited ("CS-JP") for entity setup recharge costs as a service fee. The Company earns service fee income from CS-UK and incurs service fee expense from CS-UK, CS-HK, and CS-JP equal to the total costs incurred in providing these services plus an arm's length mark-up. As of December 31, 2023, service fees payable were $5 million, and were included in other liabilities on the statement of financial condition.

During 2023, Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer, also provided execution services to the Company. The Company earned and incurred charges related to failed delivery or receipt of securities with CSEC and CSIN.

Miscellaneous Related Party Transactions
Certain of the Company's transactions with various counterparties have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Loan Agreements
The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities LP ("CSLP").

AS OF DECEMBER 31, 2023

Borrowing Agreements *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CSLP	$ 250	SOFR + 1.41%	$ —	December 31, 2024

In the table above:

- The senior unsecured loan facility with CSLP is uncommitted, payable on demand, and all loan advances are subject to CSLP's approval.
- The maturity date represents the maturity date valid as of December 31, 2023.

NOTE 6

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians

Amounts receivable from brokers, dealers, clearing organizations, and custodians, and payable to brokers and dealers at December 31, 2023, consist of the following:

Securities failed to deliver to affiliates	$	350
Receivable from custodians		187
Securities failed to deliver		155
Receivable from brokers and dealers		47
Receivable from clearing organizations		18
Receivable from brokers, dealers, clearing organizations, and custodians	$	757
Securities failed to receive from affiliates	$	500
Payable to brokers and dealers	$	500

The receivable from brokers, dealers, clearing organizations, and custodians, and payable to brokers and dealers may include cash balances, open trade equity related to derivative financial instruments (see Note 2), and amounts receivable or payable for unsettled trades and securities failed to deliver or receive.

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, currency risk, liquidity and leverage risk, and operational risk. CSG seeks to monitor and manage these risks on an ongoing basis. While CSG often hedges certain portfolio risks, CSG is not required to do so and will not, in general, attempt to hedge all market or other risks in the portfolio, and it will hedge certain risks only partially, if at all.

Market Risk
Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CSG seeks to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities, and correlations between Financial Instruments and their corresponding hedges.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. The Company has established accounts with other financial institutions to clear its securities transactions. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2023, BofA Securities Inc. serves as clearing broker for all of the Company's net derivative assets. The Company also actively reviews, monitors, and seeks to reduce its net and gross notional exposures to various financial institutions through a variety of measures in an attempt to mitigate this risk.

A majority of the Company's interest rate swaps are cleared through central clearinghouses. The credit risk of exchange-traded and/or certain OTC derivatives that are centrally cleared ("cleared derivatives"), such as exchange-traded futures and centrally cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

Cash and security account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CSG seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

The Company may make markets in or invest in government securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. Where possible, CSG seeks to manage the risk associated with credit sensitive instruments in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Currency Risk

The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk

CSG typically maintains a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on investments, increases in initial and variation margin requirements by clearinghouses, and capital activity.

The Company generally invests on a leveraged basis through its financing arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can significantly magnify both gains and losses, increasing the possibility of the Company incurring a substantial loss. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians, and counterparties. Market value movements could result in a prime broker, custodian, or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing a diversified group of leverage providers and a variety of financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

Operational Risk

Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. CSG seeks to manage this risk through continuity and resiliency planning.

During the life of the Company, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 8

Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to the securities clearinghouse, LCH. Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CSG believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTE 9

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's activity in such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties ("OTC-cleared"), while others, such as bilateral contracts between two counterparties, will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business or to manage various underlying exposures for risk management purposes. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to, the following: interest rate derivatives to manage potential exposures to interest rate fluctuations and currency derivatives to manage potential foreign currency exchange rate risks on Financial Instruments and/or other assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CSG believes they should be considered on an aggregate basis along with the Company's other market making activities.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Interest rate derivative financial instruments are contractual agreements to exchange periodic interest payment streams calculated on a predetermined notional principal amount. Interest rate derivative financial instruments generally involve one party paying a fixed interest rate and the other party paying a variable interest rate. These instruments can involve market risk and/or credit risk.

The following table presents the fair value of the Company's derivative contracts by underlying risk exposure, as well as information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 3). Gross derivative contracts in the table below exclude the effect of netting. Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 4:

FAIR VALUE AS OF DECEMBER 31, 2023

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Interest rate contracts		
Exchange-traded	$ 12	$ 21
OTC-cleared	6,725	5,316
Total gross derivative contracts	6,737	5,337
Amounts offset in the statement of financial condition		
OTC-cleared	73	—
Total receivables/payables for unsettled transactions	73	—
Exchange-traded	(430)	—
OTC-cleared	(999)	—
Total cash collateral	(1,429)	—
Exchange-traded	(21)	(21)
OTC-cleared	(5,316)	(5,316)
Total counterparty netting	(5,337)	(5,337)
Net derivative contracts		
Total Exchange-traded	(439)	—
Total OTC-cleared	483	—
Total net derivative contracts	44	—
Amounts not offset		
Financial instruments	—	—
Securities collateral	83	—
Total	$ 127	$ —

In the table above:

- OTC-cleared derivatives represent derivatives that are centrally cleared in accordance with certain regulatory requirements.
- Total gross derivative contracts include all derivative financial instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place.
- Amounts offset and amounts not offset relate to legally enforceable master netting agreements and credit support agreements.
- Amounts are reported on a net basis in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting agreement and/or legally

enforceable credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Securities collateral not offset in the statement of financial condition represents the fair value of securities, including accrued coupon, pledged to/received from the counterparties related to derivative financial instruments.

The following table presents the average quarterly notional amount of the Company's derivative contracts by underlying risk exposure for the year ended December 31, 2023. The average quarterly notional amount provides an indication of the volume of the Company's derivative activity.

AVERAGE QUARTERLY NOTIONAL

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded	$ 16,355	$ 19,779
OTC-cleared	382,129	352,421
Total interest rate contracts	398,484	372,200

The Company attempts to manage the risks associated with its derivative financial instruments along with its investments in cash instruments as part of its overall risk management process (discussed in Note 7).

NOTE 10

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH, CSUH's members, or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2023, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 11

Regulatory Requirements

The Company is registered as a swap dealer with the CFTC and an OTCDD with the SEC. The Company is subject to CFTC Rule 23.101 and SEC Rule 15c3-1, which specify the minimum net capital requirements for their registrants, respectively. The Company has elected the net liquid assets approach for filing financial information with the CFTC and NFA via form FR-CSE-NLA. At December 31, 2023, tentative net capital was $287 million in excess of the Company's required minimum tentative net capital of $100 million and net capital was $209 million in excess of the Company's required minimum net capital of $20 million.

NOTE 12

Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.